UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-36590

CUSIP NUMBER: 453415 30 9

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I — REGISTRANT INFORMATION

Independence Contract Drilling, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

20475 State Highway 249, Suite 300

Address of Principal Executive Office (Street and Number)

Houston, TX 77070

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Independence Contract Drilling, Inc., a Delaware corporation (the “Company”), is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 (the “3Q2024 Form 10-Q”). The Company has determined that it is unable to file the 3Q2024 Form 10-Q within the prescribed time period provided by the applicable rules of the U.S. Securities and Exchange Commission (the “SEC”) without unreasonable effort and expense.

As previously reported in prior reports on Forms 10-K and 10-Q, the Company has been evaluating alternatives for deleveraging transactions that refinance and recapitalize the Company’s indebtedness, including its convertible notes (the “Convertible Notes”), and the Company’s Board of Directors established a strategic alternatives committee of the Board of Directors (the “Special Committee”) to evaluate strategic alternatives regarding these matters. The Company has been engaged in discussions with the holders of Convertible Notes regarding alternatives to refinance, extend or recapitalize the Convertible Notes and other liabilities and the Company’s management has engaged significant time and effort in this regard. The Company has therefore not been able to finalize the information and processes required to complete its financial statements and related disclosure to be included in the 3Q2024 Form 10-Q. As a result, the Company is unable to file, without unreasonable effort or expense, the 3Q2024 Form 10-Q on or prior to the prescribed filing date. The Company expects to file the 3Q2024 Form 10-Q no later than the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Philip A. Choyce	(281)	598-1230
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Changes in Results of Operations

The Company anticipates reporting the following changes in its unaudited results of operations for the three and nine months ended September 30, 2024 compared to the respective prior periods during 2023:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024(1)	2023	2024(1)	2023
Financial data (In thousands)
Revenues	$37,992	$44,164	$127,955	$164,276
Operating costs	$29,674	$27,494	$92,025	$98,781
Selling, general and administrative expenses	$3,570	$6,865	$11,638	$18,816
Interest expense	$10,255	$9,222	$30,378	$26,192

Other financial and operating data
Rig operating days (2)	1,207	1,229	3,898	4,341
Average number of operating rigs (3)	13.1	13.4	14.2	15.9
Average revenue per operating day (4)	$27,994	$32,925	$29,118	$34,193
Average cost per operating day (5)	$20,268	$18,920	$19,287	$19,061
Average rig margin per operating day	$7,726	$14,005	$9,831	$15,131

(1)Financial data presented for the three and nine months ended September 30, 2024 is preliminary unaudited data and is subject to change when reported in the Company’s Form 10-Q for the three and nine months ended September 30, 2024.
(2)Rig operating days represent the number of days our rigs are earning revenue under a contract during the period, including days that standby revenues are earned. During the three and nine months ended September 30, 2024, there were 7.0 and 24.0 operating days in which we earned revenue on a standby basis, respectively. During the three and nine months ended September 30, 2023, there were 92.3 and 204.8 days in which we earned revenue on a standby basis, respectively.
(3)Average number of operating rigs is calculated by dividing the total number of rig operating days in the period by the total number of calendar days in the period.
(4)Average revenue per operating day represents total contract drilling revenues earned during the period divided by rig operating days in the period. Excluded in calculating average revenue per operating day are revenues associated with the reimbursement of (i) out-of-pocket costs paid by customers of $4.2 million and $3.0 million during the three months ended September 30, 2024 and 2023, respectively, and $14.4 million and $10.0 million during the nine months ended September 30, 2024 and 2023, respectively and (ii) early termination revenues of $0.7 million during the three months ended September 30, 2023 and $5.9 million during the nine months ended September 30, 2023.
(5)Average cost per operating day represents operating costs incurred during the period divided by rig operating days in the period. The following costs are excluded in calculating average cost per operating day: (i) out-of-pocket costs paid by customers of $4.2 million and $3.0 million during the three months ended September 30, 2024 and 2023, respectively, and $14.4 million and $10.0 million during the nine months ended September 30, 2024 and 2023, respectively; (ii) overhead costs of $1.0 million and $0.4 million during the three months ended September 30, 2024 and 2023, respectively, and $2.3 million and $1.8 million during the nine months ended September 30, 2024 and 2023, respectively; and (iii) rig decommissioning costs of zero and $0.8 million during the three months ended September 30, 2024 and 2023, respectively, and zero and $4.3 million during the nine months ended September 30, 2024 and 2023, respectively.

Cautionary Statement Regarding Forward Looking Statements.

This filing contains various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) which are subject to the “safe harbor” created by those sections. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than statements of historical facts are “forward-looking statements” for purposes of these provisions. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “project,” “predict,” “potential,” and similar expressions intended to identify forward-looking statements. Forward-looking statements include, without limitation, the status of the Company’s negotiations with holders of Convertible Notes and the Company’s anticipated results of operations. Forward-looking statements are subject to risks, uncertainties and other important factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward-looking statements. Factors include, among others, the Company’s ability to reach any agreement with holders of its Convertible Notes, oil and natural gas commodity prices, domestic spending by our customers, industry volatility, competition in our industry, and other factors as described in the Company’s filings with the Securities and Exchange Commission, including the detailed factors discussed under the heading “Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, as supplemented in the Company’s Quarterly Report on Form 10-Q for the fiscal quarters ended March 31, 2024 and June 30, 2024. Furthermore, such forward-looking statements speak only as of the date of this release. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements. Risks or uncertainties (i) that are not currently known to us, (ii) that we currently deem to be immaterial, or (iii) that could apply to any company, could also materially adversely affect our business, financial condition, or future results. Additional information concerning certain factors is contained in the Company’s Securities and Exchange Commission filings, including but not limited to the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K.

Independence Contract Drilling Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 14, 2024	By:	/s/ Philip A. Choyce
Philip A. Choyce
Executive Vice President and Chief Financial Officer